UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FEB 28 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2013** and ending **December 31, 2013**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Jump Trading, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
600 West Chicago, Suite 825
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Carey Harrold	(312) 205-8900
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Avenue #32
(No. and Street)

14046675

KW 3/14/14

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/18/14

jump trading

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

OFFICIAL SEAL
SYLVIA L STEPHENS
Notary Public - State of Illinois
My Commission Expires Aug 23, 2017

Carey Harrold
Signature

CFO
Title

Sylvia L. Stephens
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jump Trading, LLC
600 West Chicago Ave. Suite 825 Chicago, IL 60654 P 312.205.8900 F 312.205.8999
www.jumptrading.com

JUMP TRADING, LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of December 31, 2013

BAKER TILLY

Candor. Insight. Results.

JUMP TRADING, LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of December 31, 2013

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

JUMP TRADING, LLC

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Member
Jump Trading, LLC
Chicago, Illinois

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jump Trading, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2014

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

ASSETS		
Cash and cash equivalents	$	5,543,715
U.S. treasuries, at fair value		40,294,886
Money market funds		150,576,637
Securities owned, at fair value		214,040,816
Due from broker-dealers and clearing organizations		17,651,601
Due from related parties		691,397
Memberships in exchanges, at cost (fair value $20,430,000)		18,678,384
Other assets		10,000
TOTAL ASSETS	$	447,487,436

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at fair value	$	96,016,530
Due to broker-dealers and clearing organizations		88,900,298
Accounts payable and accrued expenses		109,790,990
Due to related parties		9,264,661
Total Liabilities		303,972,479
MEMBER'S EQUITY		143,514,957
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	447,487,436

See notes to statement of financial condition.

NOTE 1 - Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company self-clears some of its equities transactions. The rest of its trading activity is cleared either through an affiliate or through other broker-dealers. All trading activities are done for the benefit of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of three months or less at the date of acquisition. Cash and money market balances at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has cash balances in excess of $250,000 as of December 31, 2013. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. All marketable securities are valued at fair value which is the market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities and futures transactions occur.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents and money market funds. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended December 31, 2013, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company does not enter into derivatives for hedging purposes. Fair value for exchange-traded derivatives is based on quoted market prices.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no impairment for the year ended December 31, 2013.

Accounts Payable and Accrued Expenses

As of December 31, 2013, the accounts payable and accrued expenses balance consisted primarily of accrued bonuses.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member, Jump Trading Holdings, LLC. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2013.

Income tax returns filed by the Company for the year ended December 31, 2010 remain subject to examination by the relevant tax authorities. Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2011, 2012, and 2013 are also subject to examination by the relevant tax authorities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

NOTE 3 - Fair Value of Financial Instruments (cont.)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
U.S. treasuries	$ 40,294,886	$ -	$ -	$ 40,294,886
Securities owned	214,040,816	-	-	214,040,816
Money market funds	150,576,637	-	-	150,576,637
U.S. and foreign futures	17,413,860	-	-	17,413,860
Securities sold, not yet purchased	(96,016,530)	-	-	(96,016,530)
Total	$ 326,309,669	$ -	$ -	$ 326,309,669

U.S. and foreign futures are included in the Due from broker-dealers and clearing organizations on the accompanying statement of financial condition.

NOTE 4 - Due From/To Broker-Dealers and Clearing Organizations

The Company generally clears its proprietary transactions through other broker-dealers on a fully-disclosed basis. As of December 31, 2013, the Company had amounts due from these broker-dealers and clearing organizations totaling $17,651,601 and amounts due to broker-dealers and clearing organizations totaling $88,900,298. Included in the due from broker-dealers and clearing organizations is $10,000,000 due from an affiliate related to a collateral deposit.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows as of December 31, 2013:

	Owned	Sold Not Yet Purchased
Securities	$ 214,040,816	$ 96,016,530
Total	$ 214,040,816	$ 96,016,530

NOTE 6 - Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Mercantile Exchange ("CME"), Chicago Stock Exchange ("CHX"), Chicago Board of Trade ("CBOT"), New York Mercantile Exchange ("NYMEX" and "COMEX"), Intercontinental Exchange ("ICE"), London Metals Exchange ("LME"), Dubai Mercantile Exchange ("DME"), and NYSE Euronext ("NYX").

The Company carries these exchange memberships at their cost of $18,678,384. As of December 31, 2013, fair market value of these memberships and shares was approximately $20,430,000.

NOTE 7 - Related Parties

Jump Trading Holdings, LLC ("Holdings") owns 100% of the Class A shares of the Company. Holdings also owns Jump Trading International, Ltd ("International"), Jump Trading Futures, LLC ("Futures"), Jump Clearing, LLC ("Clearing") and Jump Trading Pacific PTE LTD ("Pacific").

The Company entered into shared services agreements with Jump Operations, LLC ("Operations") in November 2008, and Jump Systems, LLC ("Systems") and Jump Systems Germany, GmbH ("Germany") in January 2012. The agreements cover various back office operating expenses and are automatically renewed annually unless cancelled by either party with sixty days-notice. Under the agreements, the Company pays Operations, Systems and Germany a monthly fee for services rendered. During 2013, the Company paid a total of $157,594,084 in connection with these agreements.

During 2013, the Company made certain operating expense payments totaling $691,397 on behalf of Futures. Accordingly, the Company had a receivable for this amount as of December 31, 2013.

NOTE 8 - Financial Instruments With Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $96,016,530 in the financial statements as of December 31, 2013 at fair value which is the market value of the related securities. The Company will incur a loss if the market value of the securities increases subsequent to December 31, 2013.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 10 - Contingencies

In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operation of the Company. In the Company's opinion, there are no matters that may ultimately result from such legal actions which are expected to have a materially adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2013, the Company had net capital of $96,317,108, which was $84,411,543 in excess of its required net capital of $7,937,043. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1.

NOTE 11- Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements. The Company feels that no material events have occurred through February 26, 2014 that would require disclosure.

an independent member of
BAKER TILLY
INTERNATIONAL